As filed with the Securities and Exchange Commission on August 26 2009

File No 813
SECURITIES AND EXCHANGE COMMISSION
Washington DC 20549
APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6b AND 6e OF THE INVESTMENT COMPANY ACT OF 1940


2009 Exchange Place Fund A LLC
and
Goodwin Procter LLP
Exchange Place
53 State Street
Boston Massachusetts 02109


Communications Notice and Order to

Christopher E Palmer Esq
Goodwin Procter LLP
901 New York Avenue NW
Washington DC 20001
202 346 4000

With a copy to

John Hunt Esq
Goodwin Procter LLP
Exchange Place
53 State Street
Boston Massachusetts 02109
617 570 1000


UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

In the Matter of
APPLICATION FOR
2009 Exchange Place Fund A LLC

and
AN ORDER OF EXEMPTION PURSUANT
TO SECTIONS 6b AND 6e OF THE
INVESTMENT COMPANY ACT OF 1940

Goodwin Procter LLP
Exchange Place
53 State Street
Boston Massachusetts 02109

File No 813


SUMMARY OF APPLICATION

Applicants defined below hereby request an order of the Commission pursuant to Sections 6b and 6e of the Investment Company Act of 1940 as amended the 1940 Act exempting each Applicant from all provisions of the 1940 Act except Section 9 Sections 36 through 53 and the rules and regulations thereunder With respect to Sections 17 and 30 of the 1940 Act and the rules and regulations thereunder and Rule 38a1 under the 1940 Act the exemption would be limited as set forth in this Application An order granted pursuant to this Application would in effect exempt Applicants from most of the provisions of the 1940 Act and the rules and regulations thereunder and would permit Applicants to participate in certain affiliated and joint transactions incident to the creation and operation of one or more employees securities companies as such term is defined in Section 2a13 of the 1940 Act


APPLICANTS

Applicants include 2009 Exchange Place Fund A LLC a Delaware limited liability company the Investment Fund all subsequent collective investment pools similar in all material respects other than as described in this Application or any separate series thereof that may be offered in the future to all or part of the same class of investors as those investing in the Investment Fund the Subsequent Funds and together with the Investment Fund the Funds and Goodwin Procter
LLP a law firm organized as a Massachusetts limited liability partnership together with any entity that results from a reorganization of such firm into a different type of business organization or into an entity organized under the laws of another jurisdiction the Firm The Firm and its affiliates if any as defined in Rule 12b2 under the Securities Exchange Act of 1934 as amended the Exchange Act are referred to in this Application collectively as the Goodwin Group and individually as a Goodwin Entity Each person who is now or in the future designated as a partner of the Firm under the Firms limited liability partnership agreement or who is or may be in the future treated as a partner of the Firm for federal or state income tax purposes is referred to in this Application as a Partner and all such persons collectively are referred to as the Partners


THE FUNDS

General

Organization The Investment Fund has been established pursuant to a limited liability company operating agreement as described herein the Investment Fund Agreement as provided by and in accordance with the Delaware Limited Liability Company Act as amended 6 Del C
18101 et seq the Delaware LLC Act Applicants anticipate that each Subsequent Fund if any also will be organized as a Delaware limited \liability company although a Subsequent Fund may be organized as a limited partnership corporation trust or other form of business organization formed under the laws of the State of Delaware a limited liability company limited partnership corporation trust or other from of business organization formed under the laws of another jurisdiction or any separate series of any of the foregoing forms of business organization Notwithstanding the foregoing each Fund shall be structured so as to meet the requirements of an employees securities company within the meaning of Section 2a13 of the 1940 Act The organizational documents for any Subsequent Fund or if such Subsequent Fund is a separate series of a business organization the organizational documents of such business organization will be similar in all material respects to the Investment Fund Agreement other than the provisions relating to investment objectives or strategies any operational differences relating to the form and or jurisdiction of organization and if applicable provisions relating to separate series and the rights of the interest holders therein The Investment Fund
Agreement and each organizational document for any Subsequent
Fund are referred to in this Application collectively as the Fund Agreements and individually as a Fund Agreement The term Fund
Investors is used herein to refer to those persons who invest in one or more Funds by purchasing Interests as defined below in such Funds
Each Fund will operate as a nondiversified closed end management investment company within the meaning of the 1940 Act

Separate Series The Investment Fund will not offer or sell interests in separate series as provided for in Section 18215 of the Delaware LLC
Act A Subsequent Fund however may offer and sell interests in separate series to the extent permitted under applicable law Any Subsequent Fund that is a separate series of a business organization will be treated as a separate economic interest to the maximum extent feasible for purposes of determining the Fund Investors shares of the income gains losses and distributions of all such separate series of such business organization Separate and distinct records will be maintained for each separate series and the assets associated with a separate series of a business organization will be held and accounted for separately from the other assets of the separate series or any other separate series


The Managers

A group of Eligible Investors as defined below who are current Partners and who have been appointed by the Firm to serve as managers to each Fund or an entity that has been appointed by the Firm to serve as manager to each Fund and which has as its general partners managers directors and officers two or more Eligible Investors who are current Partners collectively the Managers will manage each Fund The Managers may delegate certain of their functions to one or more investment or other committees or officers of the Fund The Managers or any person involved in the operation of the Funds will register as an investment adviser if required under the Investment Advisers Act of 1940 as amended

No person shall serve as a Manager or as a general partner manager director or officer of an entity that is a Manager if such person is ineligible to serve or act in the capacity of employee officer director member of an advisory board investment adviser or depositor of any registered investment company pursuant to Section 9 of the 1940 Act Such persons will acknowledge that they collectively have a fiduciary duty to each Fund substantially similar to the fiduciary duty that an investment adviser has to a registered investment company pursuant to
Section 36 of the 1940 Act Each such person also will acknowledge that he or she may be subject to punishment pursuant to Section 37 of the 1940 Act if any of his or her actions with respect to a Fund would constitute a violation of Section 37 of the 1940 Act if such Fund were a registered investment company


Offering of Interests and Eligible Investors

Offering of Interests Interests in each Fund will be offered and sold without registration under the Securities Act of 1933 as amended the Securities Act in compliance with Section 42 of the Securities Act or in reliance on Regulation D thereunder Regulation D  Each Fund may
but is not required to rely on Rule 506 of Regulation D   No fee of any
kind will be charged directly to an Eligible Investor in connection with the sale of Interests Participation in any Fund will be voluntary

Eligible Investors Each Fund will offer interest in the Fund or if the Fund has one or more separate series interests in each separate series Interests solely to Eligible Investors Eligible Investors means any of a The Goodwin Group b Persons who are at the time of investment current or former Partners or current employees of the Goodwin Group Eligible Employees and c Trusts or other entities Qualified Investment Vehicles the principal beneficiaries of which are Eligible Employees or their Immediate
Family Members or the settlers and the trustees of which consist principally of Eligible Employees or Eligible Employees together with Immediate Family Members An Immediate Family Member of a person means any parent child spouse of a child spouse brother or sister of such person and includes any step or adoptive relationship A Qualified Investment Vehicle must be either i an accredited investor as defined in Rule 501a of Regulation D or ii an entity for which an Eligible Employee is a settlor and principal investment decision maker and for purposes of the limitation on the number of purchasers in Rule 506b2i of Regulation D is counted as a purchaser of securities from the issuer

Each Eligible Employee must satisfy at least one of the following two conditions
1 He or she is an accredited investor meeting the net worth requirements set forth in Rule 501a5 or the income requirements set forth in Rule 501a6 of Regulation D or
2 He or she is a Partner or an employee of the Goodwin Group who meets the sophistication requirements set forth in Rule 506b2ii of Regulation D

In addition prior to offering Interests in a Fund to an individual the Managers must reasonably believe that the individual is a sophisticated investor capable of understanding and evaluating the risks of participating in the Fund without the benefit of regulatory safeguards

Any person who qualifies as an Eligible Employee pursuant to category 2 in the preceding paragraph will be permitted to invest in a Fund only if at the time of such investment such person A has a graduate degree B has had a minimum of three 3 years business and or professional experience and C has had compensation of at least
150000 in the preceding 12month period and has a reasonable expectation of compensation of at least 150000 in each of the two immediately succeeding 12 month periods Moreover any person who qualifies as an Eligible Employee pursuant to category 2 above will not be permitted to invest in one or more Funds in any calendar or fiscal year as determined by the Firm more than ten percent 10 of his or her income from all sources for the immediately preceding calendar or fiscal year

The Managers may impose more restrictive suitability standards at any time and in their sole discretion An individual may make additional capital contributions to a Fund only if he or she meets the criteria for an Eligible Investor contained herein at the time such additional capital contributions are made

All of the present Partners and certain other attorneys and non attorney employees of the Firm currently qualify as Eligible Investors
Applicants believe that such Eligible Investors will have sufficient knowledge educational training sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in a Fund Many of the Eligible Investors have significant exposure directly or indirectly in matters of investment banking financial services securities or investment businesses and in the administrative financial legal or operational activities related thereto Many Eligible Investors also have had substantial experience acting as legal counsel to one or more of the businesses in which a Fund may invest

Eligible Investors are therefore capable of evaluating the merits and risk of an investment in a Fund bear the economic risk of such investment and afford a complete loss of such investment As a result each Eligible Investor will be able to make the investment decision to purchase Interests of a Fund on his or her own Eligible Investors will not need the protection of the regulatory safeguards in the Securities Act or the 1940 Act intended to protect the public


Fund Purpose and Investment Opportunities

Fund Purpose and Strategy The Investment Fund has been and each Subsequent Fund will be established by the Firm to reward and incent its Partners and employees by enabling Eligible Investors to participate in certain investment opportunities that come to the attention of the Goodwin Group Participation as investors in the Funds will allow the Eligible Investors to diversify their investments and have the opportunity to participate in investments that might not otherwise be available to them or that might be beyond their individual means

The terms specific investment objective and strategies for each Fund will be fully disclosed in a private placement memorandum with respect to such Fund and each Eligible Investor will receive a copy of the private placement memorandum and the Funds limited liability company agreement or other organizational documents prior to his or her investment in such Fund Such offering documents will to the extent applicable also include information disclosing each Funds policies and procedures concerning the use of leverage transactions with affiliates forfeiture and repurchase provisions vesting requirements default in payment of a capital contribution fees the manner in which capital contributions will be applied towards investments made and expenses incurred by a Fund whether the Managers or any affiliate of the Managers will make capital contributions and the manner of allocating profits losses and distributions

Investment Opportunities Many but not all of a Funds investment opportunities will involve persons for which the Firm was is or will be acting as legal counsel or will involve transactions in which the Firm was is or will be acting as underwriters or investors counsel Such opportunities may include the opportunities to purchase common stock preferred stock debt securities warrants options investments in separate accounts with registered or unregistered investment advisers and interests in collective investment pools such as registered investment companies investment companies that are not registered under the 1940 Act collective investment pools that are not deemed to be investment companies within the meaning of the 1940 Act commodity pools real estate investment funds venture capital funds and other securities investments Certain investment opportunities invested in by the Fund may have the objective of capital appreciation through speculative investments primarily in securities including debt equity or partnership interests associated with leveraged buyouts venture capital investments private placements bankrupt entities real estate and other similar situations and may include both put and call options or warrants No Fund will acquire any security issued by a registered investment company if immediately after the acquisition the Fund would own more than three percent 3 of the outstanding voting stock of the registered investment company

Temporary Investments It is anticipated that capital will be contributed to the Investment Fund and any Subsequent Fund only in connection with the funding of an investment or the payment of expenses incurred by the Fund Pending the payment of the full purchase price for an investment funds contributed to a Fund or any Subsequent Fund not on deposit with a federally insured depository institution will be temporarily invested in i US government obligations with maturities of not longer than one year and one day ii commercial paper with maturities not longer than six months and one day and having a rating assigned to such commercial paper by a nationally recognized statistical rating organization in one of the two highest ratings categories assigned by such organization or unrated but determined by the Managers to be of comparable quality to such rated commercial paper or iii any money market fund


Investment Committee

The Managers of each Fund shall appoint a committee of advisors for such Fund consisting of at least three 3 members from persons approved by the executive committee of the Firm the Investment Committee each member of which shall be a Partner and may but need not be a Manager or a Fund Investor The Managers also shall appoint with the approval of the Firms executive committee new members to the Investment Committee to fill any vacancy The Investment
Committee shall among other things provide advice to the Managers regarding the investment activities of the Fund determine which investment opportunities are opportunities belonging to the Firm and hence within the Companys investment parameters select and approve Investments for the Fund other than short term investments of cash held by the Fund pending long term investment expenditure or distribution and determine the amounts to be invested approve the allocation of investment opportunities between the Fund and the Parallel Fund as defined below or any other collective investment pool sponsored by the Firm determine when to dispose of the Funds investments that are not otherwise self liquidating and approve such disposition other than short term investments of cash held by the Fund pending long term investment expenditure or distribution and advise the Fund and the Managers on any transaction involving potential conflicts of interest


Potential Co Investors with the Funds

The Firm has formed another investment fund the Parallel Fund simultaneously with the Investment Fund Partners who in addition to being accredited investors also are qualified purchasers as that term is defined in Section 2a51 of the 1940 Act are eligible to invest in the
Parallel Fund   Other than the Parallel Fund the Firm has no current
plans to establish any other investment fund including any Subsequent
Fund

If at any time more than one Fund concurrently are making investments or a Fund is making investments concurrently with one or more collective investment pools that are not investment companies within the meaning of the 1940 Act the Investment Committee will determine the appropriate allocation of investment opportunities between or among all such Funds and collective investment pools Moreover Partners and employees of the Firm may from time to time co invest with one or more Funds in one or more investment opportunities The Firm has adopted policies and procedures relating to such investments by Partners and the Firms employees and potential conflicts of interests that may arise therefrom Those policies and procedures will apply to such investments in those opportunities


Other Fund Matters

Capital Commitments The Managers may in their sole discretion determine to admit Eligible Investors into a Fund at one or more closings At the time of such admission each Eligible Investor choosing to invest in the Fund makes a capital commitment to the Fund a Capital Commitment The Managers may in their sole discretion require Eligible Investors admitted after the initial closing to pay interest on the amount of capital contributions previously paid by other Eligible Investors generally at a rate of interest specified by the Managers An Eligible Investors unpaid Capital Commitment shall be payable in installments in such amounts as may be required from time to time by the Managers It is not expected that the Managers will call capital to make new investments by a Fund after the second anniversary of the initial capital call by the Fund The Managers however may call capital after such date to make follow on investments in companies in which the Fund holds an investment as of such date make payments that the Fund contractually is committed as of such date or pay Fund expenses The investment program of any Fund may be terminated and a new Fund may be created by the Managers at any time in their sole discretion

If a Fund Investor fails to pay any portion of his or her Capital Commitment when due and such failure continues beyond the tenth business day following written notice by the Managers of such failure the Fund Investor shall be obligated to pay to the Fund in addition to such unpaid amount interest on such unpaid amount from the date that such payment is due until the date paid If the full amount of the payment due is not received by the Fund within ten 10 business days after the date such notice is sent the Managers may in their sole discretion take any of the following actions in addition to any other right or remedy that the Fund may have a commence legal proceedings against the defaulting Fund Investor to collect any due and unpaid portion of his or her Capital Commitment plus the expenses of collection b reduce the amount of the defaulting Fund Investors
Capital Commitment by all or any portion of the defaulting Fund
Investors unpaid Capital Commitment and thereby reduce the defaulting Fund Investors percentage interest in the Fund or c require the sale of all or a portion of the defaulting Fund Investors Interests in the Fund to the Fund or a third party at a sale price equal to the lesser of i fifty percent 50 of the defaulting Fund Investors unreturned
Capital Contribution or ii fifty percent 50 of the value of the defaulted Interest as estimated in good faith by the Managers

Term The term of the Investment Fund will be until the earlier of December 31 2029 or ten 10 business days after a vote or written consent of the majority of the Managers then in office The Investment Fund will dissolve upon the first to occur of a The expiration of the term of the Investment Fund or b Entry of a decree of Judicial dissolution under Section 18802 of the Delaware LLC Act

Borrowings To provide flexibility in connection with Fund Investors obligations to contribute capital and to meet the Funds expenses a
Fund may engage in borrowings  Such borrowings may be made from
a Goodwin Entity   The Firm currently expects that no interest will be
charged on such loans but the Firm reserves the right to charge interest on such loans in the future The interest rate will never exceed the prime rate Any indebtedness of the Funds will be debt of the Funds without recourse to the Fund Investors

Loans to Affiliates No Fund intends to act as a lender to any person who is an affiliated person of the Fund as such term is defined in
Section 2a3 of the 1940 Act or an affiliated person of such person except to the extent that the Fund may invest in debt securities issued by entities that might fall within the definition of an affiliated person under Section 2a3 such as if the Firm or a Fund owns five percent 5 or ore of the outstanding voting securities in such entity No Fund will lend assets to the Goodwin Group or to any Partners

Distributions The Managers shall distribute all cash determined by the Managers to be available for distribution after the payment of all related costs expenses and liabilities at such times as the Managers determine in their sole discretion are appropriate In addition to cash distributions the Managers may in their sole discretion make distributions of marketable securities from the Funds portfolio to the Fund Investors participating in such Fund subject to compliance with the Federal securities laws other than as exempted by any order granted pursuant to this Application and any amendment thereto All amounts so distributed with respect to any Fund shall be distributed to the Members participating in such Fund in proportion to their percentage interests in such Fund

Transfers Withdrawals and Expulsions Fund Investors will not be entitled to sell assign transfer pledge or otherwise dispose of their Interests A Fund Investor will be permitted to transfer his or her Interests only to another Eligible Investor and only with the written consent of the Managers The Managers have sole discretion to determine whether to give such consent and do not anticipate giving such consent except in very rare circumstances

Prior to the dissolution and winding up of a Fund a Fund Investor may not withdraw from the Fund except in connection with the transfer of his or her Interests as described above In addition no Fund Investor has the right of redemption or the return of capital

Prior to the dissolution and winding up of a Fund the Managers may expel any Fund Investor in the Fund if the Managers in their sole discretion determine that a the Fund Investor has breached a representation or warranty in the Fund Agreement of the Fund or any document relating to the Fund Investors Interests in the Fund b the Fund Investors wrongful actions or inactions have exposed the Fund to the threat of or actual litigation c failure to expel such Fund Investor would cause i the Fund not to comply with the terms of any exemptive order under the 1940 Act upon which the Fund is relying or otherwise be required to register as an investment company under the 1940 Act ii the Fund no longer to be treated as a partnership for federal or state income tax purposes or iii the assets of the Fund to be treated as plan assets under the Employee Retirement Income Security Act of 1974 as amended or d in the case of any Fund Investor that is or is about to become a former Partner the continued participation of such Fund Investor would violate any law rule regulation or policy to which that Fund Investor is or will become subject by reason of governmental service or otherwise

If the Managers expel a Fund Investor the expelled Fund Investors Interest in the Fund shall be sold to the Fund or a third party and the Fund Investor will receive in the case of any event describe in c and d of the preceding paragraph an amount equal to the value of the Fund Investors Interest as estimated in good faith by the Managers and in the case of any event described in a or b of the preceding paragraph an amount equal to the lesser of 1 fifty percent 50 of the amount actually paid by the Fund Investor to acquire the Interests less the amount of any distributions received by that Fund Investor from the Fund other than any interest received in connection with subsequent closings and 2 fifty percent 50 of the fair value of the Interests determined at the time of cancellation as determined in good faith by the Managers

Valuation The value of the Fund Investors capital accounts will be determined at such times as the Managers deem appropriate or necessary for the administration of the Fund Valuations of a Fund Investors Interests at other times remains the responsibility of the individual Fund Investor

Each Fund will maintain records of all financial statements they receive from the issuers of the Investments for two 2 years after receipt and will make such records available for inspection by Fund Investors in the Fund holding the investments to which such financial statements relate An issuer of an investment opportunity in which a Fund invests may or may not be required to provide to the Fund periodic financial statements and those financial statements may or may not be required to be audited

The Managers will value the assets held by a Fund at the current market price closing price in the case of marketable securities Investments in privately placed collective investment pools such as venture capital funds will be valued in good faith by the Managers who may consider in determining such value the value provided by the manager advisor or general partner of that collective investment pool All other securities will be valued at fair value as determined in good faith by the Managers whose valuation shall be conclusive for all purposes The foregoing valuation method is applicable in each instance in which a value is assigned to Interests Applicants believe that such methods are consistent with customary practice with respect to valuation of those kinds of assets

Fees and Expenses  Each Fund generally will bear its own expenses
The Firm the Managers and the Investment Committee members may be reimbursed by a Fund in various forms for reasonable and necessary out of pocket costs directly associated with the organization and operation of the Funds including administrative and overhead expenses Such reimbursements may include legal fees filing fees registration fees tax preparation fees auditing fees mailing costs telephone charges and other similar costs The Firm may perform legal services for entities in which a Fund invests and may be paid by such entities for such legal services and for related disbursements and charges In no event will a Fund pay the Firm for legal services that the Firm might render to a portfolio company of that Fund There also will be no allocation of any of the Firms operating expenses to a Fund

No separate management fee will be charged to a Fund by the Managers and no compensation will be paid by a Fund or by Fund Investors currently employed by the Goodwin Group to the Managers or members of the Investment Committee for their services in such capacity Also no fee of any kind will be charged in connection with the sale of Interests of a Fund


Reports

Each Fund will send its Fund Investors an annual report regarding its operations as soon as practicable after the end of each fiscal year The annual report of a Fund provided to its Fund Investors will contain audited financial statements for the Fund unless the value of the assets of the Fund at the end of the fiscal year are 3 million or less in which case the financial statements may be unaudited The Fund also will send with the annual report with respect to each of the investment opportunities in which the Fund has invested the financial statements audited or unaudited of that investment opportunity which the Fund has received Each Fund will maintain a file containing any financial statements and other information received within the preceding two 2 years from the issuers of the Investments held by that Fund and will make such file available for inspection by its Fund Investors

Each Fund as soon as practicable after the end of each fiscal year of that Fund will send a report to each Fund Investor setting out information with respect to that Fund Investors distributive share of income gains losses credits and other items for federal and state income tax purposes resulting from the operation of the Fund during that year


APPLICABLE 1940 ACT PROVISIONS

Section 2a13 of the 1940 Act defines employees securities company as Any investment company or similar issuer all of the outstanding securities of which other than short term paper are beneficially owned A by the employees or persons on retainer of a single employer or of two or more employers each of which is an affiliated company of the other B by former employees of such employer or employers C by members of the immediate family of such employees persons on retainer or former employees D by any two or more of the foregoing classes of persons or E by such employer or employers together with any one or more of the foregoing classes of persons

Section 6b of the 1940 Act provides in part that the Commission may by order upon application conditionally or unconditionally exempt any employees securities company from the provisions of the 1940 Act and the rules and regulations thereunder if and to the extent that such exemption is consistent with the protection of investors Section 6b provides that the Commission will consider in determining the provisions of the 1940 Act from which the company should be exempt the companys form of organization and capital structure the persons owning and controlling its securities the price of the companys securities and the amount of any sales load how the companys funds are invested and the relationship between the company and the issuers of the securities in which it invests

Section 7 of the 1940 Act generally prohibits investment companies that are not registered under Section 8 of the 1940 Act from selling or redeeming their securities Section 6e of the 1940 Act provides that the Commission may determine as necessary or appropriate in the public interest or for the protection of investors that in connection with any order exempting an investment company from Section 7 of the 1940
Act certain provisions of the 1940 Act shall be applicable to such investment company and to other persons in their transactions and relations to such company as though such company is an investment company

Section 9 of the 1940 Act limits persons who can act as employees officers directors members of the advisory board investment advisers and depositors of registered investment companies and provides the Commission with certain administrative powers to enforce the 1940 Act

Section 17 of the 1940 Act generally limits certain affiliated and joint transactions between an investment company and certain affiliated persons of the investment company its principal underwriter or affiliated persons of such persons or underwriter Section 17 also sets forth standards for custody arrangements for an investment companys securities as well as requirements for fidelity bonding liability limitations for directors officers and investment adviser and a code of ethics for such investment company

Section 17a of the 1940 Act among other things generally prohibits certain entities affiliated with an investment company acting as principal from knowingly selling any security or other property to the investment company or knowingly purchasing a security or other property from the investment company Among the entities precluded from dealing as principal with an investment company under Section
17a are 1 any affiliated person of the investment company as such term is defined in Section 2a3 of the 1940 Act and 2 any affiliated person of an affiliated person of the investment company

Section 17d of the 1940 Act and Rule 17d1 promulgated thereunder in the absence of an exemption granted by the Commission preclude any affiliated person or principal underwriter of an investment company or any affiliated persons of such a person or principal underwriter acting as principal to effect any transaction in connection with any joint enterprise or other joint arrangement in which the company is a participant

Section 17f of the 1940 Act requires each investment company to place and maintain its securities only in the custody of certain qualified custodians Rule 17f2 promulgated under Section 17f allows an investment company to act as self custodian subject to certain requirements

Section 17g of the 1940 Act requires that certain officers or employees of an investment company who have access to such companys securities or funds be bonded by a reputable fidelity insurance company against larceny and embezzlement in amounts as prescribed in Rule 17g1 promulgated thereunder Rule 17g1 requires that a majority of directors who are not interested persons of an investment company take certain actions and give certain approvals relating to fidelity bonding Paragraph g of Rule 17g1 sets forth certain materials relating to the fidelity bond that must be filed with the Commission and certain notices relating to the fidelity bond that must be given to each member of the investment companys board of directors
Paragraph h of Rule 17g1 provides that an investment company must designate one of its officers to make the filings and give the notices required by paragraph g Paragraph j of Rule 17g1 exempts a joint insured bond provided and maintained by an investment company and one or more other parties from the prohibitions on joint transactions contained in Section 17d of the 1940 Act Rule 17g1j3 requires that the board of directors of an investment company satisfy the fund governance standards defined by Rule 01a7 under the 1940 Act

Section 17j of the 1940 Act and paragraph b of Rule 17j1 promulgated thereunder make it unlawful for certain enumerated persons to engage in fraudulent or deceptive practices in connection with the purchase or sale of a security held or to be acquired by a registered investment company Rule 17j1 also requires that every registered investment company adopt a written code of ethics and that every access person of a registered investment company report personal securities transactions

Section 30 of the 1940 Act sets forth the periodic financial reporting requirements for an investment company to its shareholders and the Commission and key shareholders directors officers the investment adviser and affiliated persons of the investment adviser to the investment company and the Commission

Sections 36 through 53 of the 1940 Act deal generally with the Commissions rulemaking investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder


DISCUSSION

Applicants intend to organize and operate the Funds as employees securities companies within the meaning of Section 2a13 of the 1940
Act and Applicants believe that it would be in the best interests of the Funds and their Fund Investors and consistent with the policies and purposes of the 1940 Act to exempt Applicants from most of the provisions of the 1940 Act and the rules and regulations thereunder Applicants believe such exemption to be appropriate in the public interest and consistent with the protection of shareholders and investors Applicants seek relief under Sections 6b and 6e of the 1940 Act from all provisions of the 1940 Act except Section 9 Sections 36 through 53 and the rules and regulations thereunder With respect to Sections 17 and 30 of the 1940 Act and the rules and regulations thereunder and Rule 38a1 under the 1940 Act the exemption would be limited as set forth in this Application Applicants believe that the requested relief meets the standards of Section 6b

The relief sought is substantially similar to the relief granted by the Commission in TWB Investment Partnership LP Docket No
81300332 Release Nos IC28528 December 9 2008 notice and IC28576
January 6 2009 order American International Group Inc Docket No
81300369 Release Nos IC28286 May 23 2008 notice and IC28301 Jun
18 2008 order Silas Partners I LLC Docket No 81300264 Release Nos
IC27770 Mar 27 2007 notice and IC27782 Apr 24 2007 order
Evergreen Ventures LLC Docket No 813296 Release Nos IC25886
January 16 2003 notice and IC25926 February 5 2003 order G H
Investments LLC Docket No 813272 Release Nos IC25799 November
8 2002 notice and IC25843 December 4 2002 order WS Investment
Company LLC Docket No 813252 Release Nos IC25146 Aug 29 2001 notice and IC25173 Sep 25 2001 order Hambrecht Quist Employee
Venture Fund LP Docket No 813176 Release Nos IC23396 Aug 21
1998 notice and IC23438 Sept 16 1998 order RGIP LLC and Ropes
Gray Docket No 813160 Release Nos IC23053 Mar 2 1998 notice and
IC23092 Mar 30 1998 order and Project Capital 1995 LLC Docket No
813164 Release Nos IC22650 Apr 30 1997 notice and IC22688 May
28 1997 order


Section 17a

Applicants request an exemption from the provisions of Section 17a to the extent necessary to permit a Fund to 1 Purchase from the Firm or any affiliated person thereof securities or interests in properties previously acquired for the account of the Firm or any affiliated person thereof
2 Sell to the Firm or any affiliated person thereof securities or interests in properties previously acquired by the Funds
3 Invest in companies partnerships or other collective investment pools offered sponsored or managed by the Firm or any affiliated person thereof and
4 Purchase interests in any company or other collective investment pool a in which the Firm owns five percent 5 or more of the voting securities or b that otherwise is an affiliated person of the Fund or an affiliated person of such an affiliated person or the Firm for example Applicants may require relief from Section 17a if a Fund sought to purchase a security and an affiliate of the Fund served as an officer or director of the issuer or served as general partner or investment adviser in the case of a venture capital fund issuer

Applicants submit that the exemptions sought from Section 17a are consistent with the purposes of the 1940 Act and the protection of investors The Fund Investors will be informed in the Funds private placement memorandum of the possible extent of the Funds dealings with the Firm or any affiliated person thereof and Eligible Investors as financially sophisticated professionals and investors will be able to evaluate the risks associated with those dealings Moreover Applicants assert that a community of interest will exist among the Fund Investors and the Firm because the Funds will be operated as vehicles through which the Firm may reward and provide incentives for its Partners and employees Applicants believe that this community of interest will provide the best protection against any risk of abuse in transactions involving a Fund and the Firm or any affiliated person thereof

Applicants also represent that they recognize that any transaction subject to Section 17a of the 1940 Act for which exemptive relief has not been requested would require specific approval by the Commission


Section 17d

Applicants request an exemption from Section 17d and Rule 17d1 thereunder to the extent necessary to permit a Fund to engage in transactions in which an affiliated person or an affiliated person of such person participates as a joint or a joint and several participant with such Fund Applicants assert that compliance with Section 17d would in many instances force a Fund to refrain from making an attractive investment simply because an affiliated person of the Fund or an affiliated person of an affiliated person has made or is contemplating making the same investment Applicants are seeking an exemption from Section 17d to permit a Fund to make an investment in an entity in which a Fund or the Firm any affiliated person of the Fund or the Firm or an affiliated person of an affiliated person of the Fund is a participant or plans concurrently or otherwise directly or indirectly to become a participant

Joint transactions in which a Fund could participate might include the following
1 An investment by one or more Funds in a security a in which the Firm or an affiliated person thereof including Partners or another Fund is a participant or plans to become a participant or b with respect to which the Firm or any affiliated person thereof is entitled to receive fees of any kind including but not limited to legal fees placement fees investment banking fees or brokerage commissions or other economic benefits or interests
2 An investment by one or more Funds in a collective investment pool sponsored offered or managed by the Firm and 3 An investment by one or more Funds in a security in which an affiliated person of the Fund or an affiliated person of such a person is a participant or plans to become a participant including situations in which that person has a partnership or other interest in or compensation arrangement with the issuer sponsor or offeror of the security

Applicants submit that the relief sought from Section 17d is consistent with the Section 17 objective of preventing an affiliated person of a registered investment company from injuring the interests of the companys shareholders by causing the company to participate in a joint endeavor on a basis different from and less advantageous than that of an unrelated party As noted above Applicants believe that the Eligible Investors will have sufficient knowledge educational training sophistication and experience in legal and business matters to be capable of evaluating the risks of an investment in a Fund In addition Applicants note that in light of the Firms purpose of establishing the Funds so as to reward and incent its Partners and employees the possibility is minimal that an affiliated party investor will enter into a transaction with a Fund with the intent of disadvantaging the Fund Applicants believe that the possibility that a Fund may be disadvantaged by the participation of an affiliate in a transaction will be minimized by compliance with the lockstep procedures described in condition 4 below

Applicants suggest that compliance with Section 17d would cause the Funds to forego investment opportunities simply because a Fund
Investor the Firm or other affiliated persons of the Fund also had made or contemplated making a similar investment In addition because attractive investment opportunities of the types considered by the Funds often require that each participant make available funds in an amount that may be substantially greater than those funds available to the investor alone there may be certain attractive opportunities of which a Fund may be unable to take advantage except as a co participant with other persons including affiliates The flexibility to structure joint investments in the manner described above will not involve abuses of the type Section 17d and Rule 17d1 were designed to prevent

Applicants acknowledge that any transaction subject to Section 17d of the 1940 Act for which an order has not been requested would require specific approval by the Commission


Section 17f

Applicants request exemption from the requirements contained in
Section 17f and in Rule 17f2 promulgated thereunder to permit the following exceptions from the requirements of Rule 17f2
1 Compliance with paragraph b of the Rule may be achieved through safekeeping in the locked files of the Firm or of a Partner
2 For purposes of paragraph d of the Rule a employees of the Firm will be deemed employees of the Funds b the Managers of a Fund will be deemed to be officers of such Fund and c the Managers of a Fund will be deemed to be the board of directors of such Fund and 3 Instead of the verification procedure under paragraph f of the rule verification will be effected quarterly by two employees of the Firm

The securities held by the Funds are most suitably kept in the Firms files where they can be referred to as necessary


Section 17g

Applicants request exemption from the requirement contained in Rule
17g1 promulgated under Section 17g that a majority of the directors of the Funds who are not interested persons of the respective Funds as defined in Section 2a19 of the 1940 Act take certain actions and make certain approvals concerning bonding and request instead that such actions and approvals be taken by the Managers regardless of whether they are deemed to be an interested person of the Funds The
Managers will be interested persons of the Funds Applicants submit that relieving them from the requirement under Rule 17g1 that certain matters be acted upon by directors who are not interested persons is entirely consistent with relieving them of their obligation under
Section 10a of the 1940 Act to have more than sixty percent 60 of the Managers not to be interested persons of the Fund The Funds will comply with all other requirements of Rule 17g1 except that the Funds request an exemption from the requirements of Rule 17g1g and h relating to the filing of copies of fidelity bonds and related information with the Commission and relating to the provisions of notices to the board of directors and an exemption from the requirements of Rule
17g1j3 that the Funds satisfy the fund governance standards defined in Rule 01a7 under the 1940 Act

Applicants believe that the filing requirements are burdensome and unnecessary as applied to the Funds The Managers will maintain the materials otherwise required to be filed with the Commission by Rule 17g1g and they will agree that all such material will be subject to examination by the Commission and its staff The Managers will designate a person to maintain the records otherwise required to be filed with the Commission under paragraph g of that rule Applicants submit that no purpose would be served in complying with the requirements of the Rule relating to filing information with the Commission While filing information relating to fidelity bonds may serve to protect public investors as employees securities companies the Funds will not have public investors Exempting the Funds from these provisions will not diminish investor protections as Eligible
Employees still will receive the protections offered by the Funds compliance with the other provisions of Rule 17g1 Moreover the Funds will not be making other filings with the Commission such as those relating to a registration statement and no purpose would be served by establishing filing requirements solely for Rule 17g1

In addition Applicants maintain that the notices otherwise required to be given to each member of the board of directors of an investment company by paragraph g of Rule 17g1 would be unnecessary as no Fund will have a board of directors The Managers of the Funds are the functional equivalent of a board of directors of an investment company As stated above the Managers appoint the persons responsible for maintaining and have access to all the information that would otherwise be filed with the Commission under paragraph g of Rule
17g1 The information that would otherwise be filed with the Commission under paragraph g of Rule 17g1 includes the full scope of the information for which notices would otherwise be given to the board of directors under Rule 17g1 It therefore would be unnecessary to give notices to the Managers regarding this information

For the same reasons Applicants believe that the fund governance standards defined in Rule 01a7 and made applicable by Rule 17g1j3 are burdensome and unnecessary as applied to the Funds As discussed above no Fund will have a board of directors and it therefore is not feasible to require approval of joint fidelity bonds by disinterested directors of the Funds Moreover in light of the purpose of the Funds and the community of interest among the Funds and between the Funds and the Managers Applicants believe that little purpose would be served by this requirement even if it were feasible The Funds will comply with all the other requirements of Rule 17g1


Section 17j

Applicants request exemptions from the requirement contained in
Section 17j and Rule 17j1 promulgated thereunder that every registered investment company adopt a written code of ethics and every access person of such registered investment company report to the investment company with respect to transactions in any security in which such access person has or by reason of the transaction acquires any direct or indirect beneficial ownership in the security Applicants request an exemption from the requirements of Rule 17j1 with the exception of Rule 17j1b because they are burdensome and unnecessary and because the exemption is consistent with the policy of the 1940
Act Requiring the Funds to adopt a written code of ethics as required by Rule 17j1c and requiring access persons to report each of their securities transactions as required by Rule 17j1d would be time consuming and expensive and would serve little purpose in light of among other things the community of interests among the Fund
Investors by virtue of their common association with the Firm Accordingly the requested exemption is consistent with the purposes of the 1940 Act because the dangers against which Section 17j and Rule 17j1 are intended to guard are not present in the case of the Funds


Sections 30a 30b and 30e

Applicants request exemption from the requirements contained in Sections 30a 30b 30e and the rules and regulations thereunder that registered investment companies file with the Commission and mail to their shareholders certain periodic reports and financial statements The forms prescribed by the Commission for periodic reports have little relevance to the Funds and would entail administrative and legal costs that outweigh any benefit to the Fund Investors

Exemptive relief is requested to the extent necessary to permit each Fund to report annually to its Fund Investors in the manner prescribed for the Fund by its Fund Agreement It is contemplated that after the close of each fiscal year of each Fund the Managers will prepare or cause to be prepared and distribute to each Fund Investor an annual report and audited financial statements for the Fund in which that Fund Investor is an investor unless the value of the assets of the particular Fund at the end of the fiscal year is 3 million or less in which case the financial statements as to such Fund may be unaudited A Fund also will send to Fund Investors with the annual report those financial statements received by the Fund from the issuers of the underlying investment in which that Fund is invested Fund Investors invest in a Fund and Fund Investors in one Fund are not likely to be the same as the Fund Investors in another Fund Each Fund will maintain a file containing any financial statements and other information received from the issuers of the Investments held by such Fund for two 2 years after receipt and will make such file available for inspection by its Fund Investors In addition as soon as practicable after the end of each fiscal year of each Fund the Fund will send to each Fund Investor a report indicating his or her share of the income or losses of the Fund for federal income tax purposes for the fiscal year most recently ended


Section 30h

Applicants request exemption from Section 30h to the extent necessary to exempt the Managers and any other persons who may be deemed to be members of an advisory board of a Fund from filing Forms 3 4 and 5 under Section 16 of the Exchange Act with respect to their ownership of Interests in the Funds There is no trading market for Interests and transferability of Interests is severely restricted In view of the foregoing the purposes underlying Section 16 would not be served by requiring the filing of Forms 3 4 and 5 Such filings are unnecessary for the protection of investors and would be burdensome to those who would be required to file them


Sections 36 through 53 and Rule 38a1

Sections 36 through 53 of the 1940 Act generally deal with among other matters the Commissions rulemaking investigation and enforcement powers under the 1940 Act and the rules and regulations thereunder Rule 38a1 requires investment companies to adopt implement and periodically review written policies and procedures reasonably designed to prevent violation of federal securities laws appoint a chief compliance officer and maintain certain records

The Funds will comply with Rule 38a1a c and d except that i the Managers of each Fund will fulfill the responsibilities assigned to the Funds board of directors under the Rule and ii since all Managers would be considered interested persons of the Funds approval by a majority of disinterested directors required by Rule 38a1 will not be obtained


Proposed Conditions

Applicants agree that any order granting the requested relief will be subject to the following conditions
Fund Operations
1 Each proposed transaction to which a Fund is a party otherwise prohibited by Section 17a or Section 17d and Rule 17d1 each a Section
17 Transaction will be effected only if the Managers determine that a the terms of the Section 17 Transaction including the consideration to be paid or received are fair and reasonable to the Fund Investors of the participating Fund and do not involve overreaching of the Fund or its Fund Investors on the part of any person concerned and b the Section
17 Transaction is consistent with the interests of the Fund Investors of the participating Fund the Funds organizational documents and the Funds reports to its Fund Investors
In addition the Managers will record and preserve a description of such Section 17 Transactions their findings the information or materials upon which their findings are based and the basis therefor
All such records will be maintained for the life of a Fund and at least six 6 years thereafter and will be subject to examination by the Commission and its staff All such records will be maintained in an easily accessible place for at least the first two 2 years after the date of such finding
2 If purchases or sales are made by a Fund from or to an entity affiliated with the Fund by reason of a Partner or employee of the Goodwin Group a serving as an officer director general partner or investment adviser of the entity or b having a five percent 5 or more investment in the entity such individual will not participate in the Funds determination of whether or not to effect the purchase or sale
3 The Managers will adopt and periodically review and update procedures designed to ensure that reasonable inquiry is made prior to the consummation of any Section 17 Transaction with respect to the possible involvement in the transaction of any affiliated person or promoter of or principal underwriter for the Funds or any affiliated person of such a person promoter or principal underwriter
4 The Managers will not make on behalf of a Fund any investment in which a Co Investor as defined below has or proposes to acquire the same class of securities of the same issuer where the investment involves a joint enterprise or other joint arrangement within the meaning of Rule 17d1 in which the Fund and the Co Investor are participants unless any such Co Investor prior to disposing of all or part of its investment a gives the participating Fund holding each investment sufficient but not less than one days notice of its intent to dispose of its investment and b refrains from disposing of its investment unless the participating Fund holding such investment has the opportunity to dispose of its investment prior to or concurrently with on the same terms as and on a pro rata basis with the Co Investor
The term Co Investor with respect to any Fund means any person who is a an affiliated person of a Fund as defined in Section 2a3 of the 1940 Act b a member of the Goodwin Group c a Partner or employee of the Goodwin Group d a collective investment pool offered sponsored or managed by the Firm or an affiliated person of the Firm or e an entity in which a Goodwin Entity acts as an officer director or general partner or has a similar capacity to control the sale or disposition of the entitys securities
The restrictions contained in this condition however shall not be deemed to limit or prevent the disposition of an investment by a Co
Investor a to its direct or indirect wholly owned subsidiary to any company a parent of which the Co Investor is a direct or indirect wholly owned subsidiary or to a direct or indirect wholly owned subsidiary of its parent b to Immediate Family Members of the Co
Investor or a trust established for any such Immediate Family Member c when the investment is composed of securities that are listed on a national securities exchange registered under Section 6 of the Exchange Act or d when the investment is composed of securities that are NMS securities pursuant to Section 11Aa2 of the Exchange Act and Rule 600a of Regulation NMS
1 Each Fund will send to each person who was a Fund Investor in such Fund at any time during the fiscal year then ended financial statements of the Fund audited by independent public accountants with respect to those Funds in which the Fund Investor held Interests unless the value of the assets of the particular Fund at the end of the fiscal year was 3 million or less in which case the financial statements as to such Fund may be unaudited At the end of each fiscal year the Managers will make a valuation or have a valuation made of all the assets of the Fund as of the fiscal yearend in a manner consistent with customary practice with respect to the valuation of assets of the kind held by the Fund In addition as soon as practicable after the end of each fiscal year of each Fund the Managers will send a report to each person who was a Fund
Investor at any time during the fiscal year then ended setting forth such tax information as shall be necessary for the preparation by the Fund Investor of his or her federal and state income tax returns and a report of the investment activities of such Fund during such year
2 Each Fund will maintain and preserve for the life of such Fund and at least six 6 years thereafter such accounts books and other documents as constitute the record forming the basis for the financial statements and annual reports of such Fund to be provided to its Fund Investors and agree that all such records will be subject to examination by the Commission and its staff All such records will be maintained in an easily accessible place for at least the first two 2 years


REQUEST FOR RELIEF

For the foregoing reasons Applicants request that the Commission enter an order pursuant to Sections 6b and 6e of the 1940 Act exempting Applicants from all provisions of the 1940 Act except
Section 9 Sections 36 through 53 and the rules and regulations thereunder With respect to Sections 17 and 30 of the 1940 Act and the rules and regulations thereunder and Rule 38a1 under the 1940 Act the exemption is limited as set forth in this Application

It is desired that the Commission issue an order pursuant to Rule 05 without holding a hearing


VERIFICATIONS AND AUTHORIZATIONS

Pursuant to Rule 02c1 under the 1940 Act each Applicant states that all actions necessary to authorize the execution and filing of this Application in its name and on its behalf have been taken Each Applicant states that the undersigned has been fully authorized to sign and file this Application and any amendments thereto as are deemed appropriate

The verifications required by Rule 02d under the 1940 Act are attached hereto as Exhibit A1 and Exhibit A2

Pursuant to Rule 02f Applicants hereby state that the address of Applicants is Exchange Place 53 State Street Boston Massachusetts
02109 and further state that all communications or questions concerning this Application should be directed to Christopher E Palmer Esq
Goodwin Procter LLP
901 New York Avenue NW
Washington DC 20001
202 3464000
With a copy to
John Hunt Esq
Goodwin Procter LLP
Exchange Place
53 State Street
Boston Massachusetts 02109
617 5701000



2009 EXCHANGE PLACE FUND A LLC
By H David Henken Manager
Authorized Person


GOODWIN PROCTER LLP
By H David Henken Partner
Authorized Person
Dated  August 26 2009



EXHIBIT INDEX

A1 Verification of 2009 Exchange Place Fund A LLC Required By
Rule 02d

A2 Verification of Goodwin Procter LLC Required By Rule 02d



Exhibit A1

VERIFICATION

The undersigned states that he has duly executed the attached
Application for an order pursuant to Sections 6b and 6e of the Investment Company Act of 1940 as amended for and on behalf of 2009 Exchange Place Fund A LLC that he is a Manager of 2009
Exchange Place Fund A LLC and that all actions necessary to authorize the undersigned to execute and file such instrument have been taken The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge information and belief


2009 EXCHANGE PLACE FUND A LLC
By H David Henken Manager
Authorized Person



Exhibit A2

VERIFICATION

The undersigned states that he has duly executed the attached Application for an order pursuant to Sections 6b and 6c of the Investment Company Act of 1940 as amended for and on behalf of Goodwin Procter LLP that he is a Partner of Goodwin Procter LLP and that all action necessary to authorize the undersigned to execute and file such instrument has been taken The undersigned further says that he is familiar with such instrument and the contents thereof and that the facts therein set forth are true to the best of his knowledge information and belief


GOODWIN PROCTER LLP
By H David Henken Partner
Authorized Person